FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated July 8, 2009 (“ANNOUNCEMENT REGARDING VENDOR FINANCING”)

EXHIBIT 99.1

ANNOUNCEMENT REGARDING VENDOR FINANCING

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Our 100% subsidiary Financell B.V, which is based in The Netherlands, signed a vendor financing agreement with Cisco Systems Finance International up to US$60 million with the guarantee of our company. The agreement has been signed for financing the products and services that will be purchased mainly for our company and partially for our subsidiary Superonline. The maturity of the financing will be 3 years with semi-annual payments as well as a fixed cost of 2.97%

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Savas Ata Yavuz	Kadriye Gencel
Accounting	General Administration
Division Head	Divison Head
08.07.2009,16:57	08.07.2009,16:57

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 8, 2009	By:	/s/ Savas Ata Yavuz
Name: Savas Ata Yavuz Title: Accounting - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 8, 2009	By:	/s/ Kadriye Gencel
Name: Kadriye Gencel Title: General Administration - Division Head